Exhibit 99.1
August 2, 2006
Extendicare Inc. Shareholders’ Quarterly Report – June 30, 2006
Dear Shareholder:
On August 2, 2006, Extendicare announced its results for the second quarter of 2006 and provided an update on the previously announced Reorganization, as described below.
Financial highlights of the quarter included:
•	Health care recurring earnings of $0.28 per diluted share;

•	Consolidated EBITDA margin of 13.0%; U.S. operations EBITDA margin of 14.6%;

•	U.S. Medicare census of 18.1%; and

•	U.S. nursing home occupancy of 91.4%.
Please refer to the attached Shareholders’ Report for further details of our financial results.
Reorganization Update
In May 2006, the Company announced that its Board of Directors had unanimously approved a proposed reorganization (the “Reorganization”) to spin off the majority of its U.S. assisted living operations into a separate publicly-traded company, and to convert its remaining operations into a Canadian real estate investment trust (the “Extendicare REIT”). Upon completion of the Reorganization, it is anticipated that Assisted Living Concepts, Inc. (ALC) will operate 206 assisted living facilities, totalling 8,251 units, in 17 states, and will rank in the top five in size of assisted living companies in the U.S. In connection with the Reorganization, 29 of Extendicare Health Services, Inc.’s existing assisted living properties and their operations will be sold to ALC. The Extendicare REIT will continue to operate the U.S. and Canadian nursing home and related long-term care businesses of the Company. Subject to regulatory approval, Extendicare expects to send its management proxy circular relating to the Reorganization to its shareholders by the end of August.
The Reorganization was approved and recommended by an independent committee of the Extendicare Board of Directors, following an extensive strategic review process that considered a range of alternatives, including conversion to a Canadian REIT and the outright sale of the remaining business of Extendicare after the spin-off of ALC. An extensive sale process was conducted over several months and involved 28 interested parties, of which 15 entered into confidentiality agreements. The Company ultimately considered two cash offers for the shares of the Company after the spin-off of ALC. The Independent Committee compared the consideration to be received for the shares under the highest of the cash offers against a range of potential trading prices for the REIT based on various assumptions. During its deliberations, the Independent Committee also took into account the fact that a conversion to a REIT in comparison with a sale could be completed more expeditiously, had fewer regulatory compliance requirements, provided more flexibility and tax deferral options to shareholders and provided higher certainty of completion. Ultimately, the Independent Committee considered the proposed Reorganization, and the alternatives, from a business, financial and legal perspective and unanimously recommended to the Board of Directors that the Reorganization is fair and in the best interests of the Company.
The preparation of the REIT documentation is in the final stages with the financial and tax structuring analysis almost completed. Senior management continues to analyze financial information relating to the Extendicare REIT distribution for consideration by the Extendicare REIT’s Board of Trustees. Senior management has advised the Extendicare Directors that based upon current business and market conditions it would recommend that the trustees consider initial distributions of $1.15 to $1.20 per unit per annum, assuming that ongoing annual maintenance capital expenditures of approximately $32 million ($0.46 per unit) will be made.
I am pleased with the progress made to date on the Reorganization and the positive feedback we have received from numerous constituents of various stakeholders. We believe our original objective to improve shareholder value will be successfully achieved upon completion of the Reorganization. We are continuing to drive the process forward and expect to complete the spin-off of ALC and conversion of the remaining business to Extendicare REIT by the middle of October.
Sincerely,

/s/ Mel Rhinelander Mel Rhinelander
President and
Chief Executive Officer
Statements contained in this report other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions.
These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a sale or reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.
As a conversion by the Company to a real estate investment trust and the spin-off of ALC will be subject to and conditional upon, among other things, shareholder and court approvals, some or all of which conditions are beyond the control of the Company, there can be no assurance that such a conversion will occur or will occur within a particular time frame.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.